UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CORTELCO SYSTEMS PUERTO RICO, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

22051P106

(CUSIP Number)

David S., Lee, 14000 Tracy Court, Los Altos Hills, CA 94022, (408)782-8228

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22051P106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons.

DAVID S. LEE

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
			(a)	☐
			(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A: Shares received pursuant to a stock distribution (spin-off) by eOn Communications Corporation

5.	Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization

United States

Number of	7.	Sole Voting Power	258,599
Shares
Beneficially	8.	Shared Voting Power	43,103
Owned by
Each	9.	Sole Dispositive Power	258,599
Reporting
Person With	10.	Shared Dispositive Power	43,103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,702

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			☐

13.	Percent of Class Represented by Amount in Row (11) 25.1%

14.	Type of Reporting Person (See Instructions)

IN

     This Schedule 13D relating to shares of common stock, $.01 par value per share (the “Common Stock”), of Cortelco Systems Puerto Rico, Inc., a Puerto Rican corporation (the “Issuer”), is being filed by David S. Lee, in order to report the ownership of greater than 5% of the Issuer.

Item 1. Security and Issuer.

     The title and class of equity securities to which this statement relates is Common Stock, par value $.01 per share. The name of the subject company is Cortelco Systems Puerto Rico, Inc. and its principal executive offices are located at 1550 Ponce de Leon Avenue, Suite 100, San Juan, Puerto Rico 00926.

Item 2. Identity and Background.

     The individual filing this Schedule 13D is: David S., Lee, 14000 Tracy Court, Los Altos Hills, CA 94022. Mr. Lee is the current chairman of eOn Communications Corporation, 4105 Royal Drive NW, Suite 100, Kennesaw, GA 30144.

     Mr. Lee, during the last five years, (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Lee is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Lee did not purchase the shares. Mr. Lee received the shares as a stockholder of eOn Communications Corporation (“eOn”) pursuant to a distribution by eOn of all of its shares in Issuer to eOn’s stockholders on July 31, 2002.

Item 4. Purpose of Transaction.

     Mr. Lee is currently holding the shares for investment purposes.

Item 5. Interest in Securities of Issuer.

     Mr. Lee has sole voting and dispositive power of 258,599 shares of the Issuer, which consists of 242,895 shares held by David S. Lee and 15,704 shares held by the Lee Family Trust. 43,103 shares are held by Cortelco Systems Holding Corporation. Mr. Lee is the trustee of the Lee Family Trust and is both the Chairman of the Board and principal stockholder of Cortelco Systems Holding Corporation. Mr. Lee disclaims beneficial ownership of the shares held by Cortelco Systems Holding Corporation.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not applicable.

Item 7. Material to be Filed as Exhibits.

     None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2002

Date

/s/ David S. Lee

Signature

Individual David S. Lee — Chairman of eOn Communications Corporation

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)